UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,

SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number: 000-25051

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

PROSPERITY BANCSHARES, INC.

401(k) PROFIT SHARING PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PROSPERITY BANCSHARES, INC.

PROSPERITY BANK PLAZA

4295 SAN FELIPE

HOUSTON, TEXAS 77027

Prosperity Bancshares, Inc.

401(k) Profit Sharing Plan

Audited Financial Statements and Supplemental Schedule

As of December 31, 2010 and 2009,

and for the Year Ended December 31, 2010

Schedules other than those listed above are omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Prosperity Bancshares, Inc. 401(k)

  Profit Sharing Plan Committee and Participants

We have audited the accompanying statements of net assets available for benefits of the Prosperity Bancshares, Inc. 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2010, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule, listed in the Table of Contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Melton & Melton, L.L.P.

Houston, Texas

June 28, 2011

To the Prosperity Bancshares, Inc.’s 401(k)

  Profit Sharing Plan Committee and Participants

Report of Independent Registered Public Accounting Firm

We have audited the accompanying statement of net assets available for benefits of Prosperity Bancshares, Inc. 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2009. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of Prosperity Bancshares, Inc. 401(k) Profit Sharing Plan at December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

/s/ Briggs & Veselka Co.
Briggs & Veselka Co.
A Professional Corporation
Certified Public Accountants

Bellaire, Texas

June 29, 2010

PROSPERITY BANCSHARES, INC. 401(k) PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2010 AND 2009

	2010	2009
ASSETS
Investments, at fair value:
Prosperity Bancshares, Inc. common stock	$21,359,128	$21,093,369
Mutual funds	32,939,085	27,343,410
Collective investment trust	4,437,304	3,369,267
Money market funds	11,074,982	10,906,694

	69,810,499	62,712,740
Notes receivable from participants	2,084,281	1,891,231
Other receivable	2,625	9,125

TOTAL ASSETS	71,897,405	64,613,096

LIABILITIES
Other liabilities	—	25

TOTAL LIABILITIES	—	25

NET ASSETS REFLECTING ALL INVESTMENTS, at fair value	71,897,405	64,613,071
Adjustment from fair value to contract value for interest in collective investment trust relating to fully benefit-responsive investment contract	(14,769)	125,801

NET ASSETS AVAILABLE FOR BENEFITS	$71,882,636	$64,738,872

The accompanying notes are an integral part of these financial statements.

PROSPERITY BANCSHARES, INC. 401(k) PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2010

ADDITIONS
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Net appreciation in fair value of investments	$1,907,446
Interest and dividends	1,479,863
Interest income on notes receivable from participants	95,533

3,482,842

Contributions:
Participants’ rollovers	176,713
Participants’ elective deferrals	4,355,057
Employer’s matching	2,000,488

6,532,258

Transfer of plan assets in	1,317,945

TOTAL ADDITIONS	11,333,045

DEDUCTIONS
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants or beneficiaries	4,110,232
Administrative expenses	79,049

TOTAL DEDUCTIONS	4,189,281

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	7,143,764
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	64,738,872

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$71,882,636

The accompanying notes are an integral part of these financial statements.

PROSPERITY BANCSHARES, INC. 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2010 AND 2009

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Prosperity Bancshares, Inc. 401(k) Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

A.	General

The Plan is a defined contribution plan covering all full-time and part-time employees of Prosperity Bancshares, Inc. (the “Bank”), who have completed at least three (3) months of service and are twenty-one (21) years of age or older. An employee’s entry date is the first day of the month coinciding with or next following the date they satisfy the eligibility requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

On April 30, 2010, the Bank completed the acquisition of nineteen branches of First Bank. In conjunction with this transaction, accounts of the acquired employees participating in the First Banks, Inc. 401(k) Plan were transferred to the Plan in a bank-to-bank transaction, as provided in the Plan documents. The total amount of assets transferred was $1,317,945.

B.	Contributions

Each year a participant may contribute up to the maximum amount allowable of their total salary on a pre-tax basis. If a participant is age fifty (50) or older, they may elect to defer additional amounts as catch-up contributions. Participants may change their contribution percentage on the first day of each plan quarter or stop contributing at any time. Participants are also permitted to deposit into the Plan distributions from other plans and certain IRAs as rollover contributions.

The Bank, at its discretion, may contribute to the Plan, a matching contribution which is determined annually. In 2010, the Bank matched fifty percent (50%) of the participants’ contributions, excluding catch-up contributions, up to fifteen percent (15%) of their eligible compensation on a pay period basis.

C.	Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) employer matching contributions and (b) Plan earnings (losses), and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

D.	Vesting

Participants are immediately vested in their contributions plus actual earnings (losses) thereon. Vesting in the employer matching contribution of participant accounts plus actual earnings (losses) thereon is based on years of continuous service. To qualify for a year of service for vesting purposes, the participant must complete one thousand (1,000) hours of service in that calendar year. Participants vest twenty percent (20%) per year after 2 years of service and are one hundred percent (100%) vested after six-years of service.

PROSPERITY BANCSHARES, INC. 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2010 AND 2009

NOTE 1 - DESCRIPTION OF PLAN (CONTINUED)

E.	Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or fifty percent (50%) of their vested account balance. Loan terms generally range from 1—5 years, but can be longer if the loan is used to purchase a principal residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with the local prevailing rates. Principal and interest are paid ratably through monthly payroll deductions. A participant may have only one outstanding loan at any time.

F.	Payment of Benefits

A participant may receive a lump-sum amount, equal to the vested value of their account, due to a separation of service, death, disability or retirement. The Plan does permit hardship distributions. Hardship withdrawals are governed by Internal Revenue Service (“IRS”) regulations and are permitted to satisfy certain immediate and heavy financial needs. In-service distributions are not permitted.

G.	Forfeitures

Forfeited balances of terminated participants’ nonvested accounts are used by the Plan for several purposes such as the payment of Plan administrative expenses. During the year ended December 31, 2010, $32,787 in forfeitures was used to pay for Plan administrative expenses. As of December 31, 2010 and 2009, the forfeitures account had a balance of $204,870 and $175,075 respectively.

H.	Plan Termination

Although it has not expressed any intent to do so, the Bank has the right to terminate the Plan at any time. In the event of Plan termination, participants will become one hundred percent (100%) vested in their accounts. The Bank will direct the distribution of participants’ accounts in a manner permitted by the Plan as soon as practicable.

I.	Investment Options

Upon enrollment in the Plan, a participant may direct their contributions in various investment options totaling one hundred percent (100%). Participants may change their investment options at any time. Employer matching contributions are matched to the funds designated by the participant.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.	Basis of Accounting

The accompanying financial statements and supplemental schedule have been prepared on the accrual basis of accounting in accordance with accounting principals generally accepted in the United States (“GAAP”).

B.	Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

PROSPERITY BANCSHARES, INC. 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2010 AND 2009

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

C.	Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

D.	Payment of Benefits

Benefits are recorded when paid.

E.	Recent Accounting Pronouncements

In January 2010, the FASB issued Accounting Standards Update (“ASU”) 2010-06, Improving Disclosures About Fair Value Measurements (“ASU 2010-06”), which amends the Fair Value Measurements and Disclosures Topic of ASC 820. This amendment requires new disclosures on the value of and the reasons for transfers in and out of Levels 1 and 2 of the fair value hierarchy and additional disclosures about purchases, sales, issuances and settlements within Level 3 fair value measurements. ASU 2010-06 also clarifies existing disclosure requirements on levels of disaggregation and about input and valuation techniques. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 19, 2009, except for the requirement to provide additional disclosures regarding Level 3 measurements which will be effective beginning after December 15, 2010.

In September 2010, the FASB issued ASU No. 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans (“ASU 2010-25”). ASU No. 2010-25 provides guidance on how loans to participants should be classified and measured by defined contribution plans. This amendment requires that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. This amendment is effective for periods ending after December 15, 2010, and requires retrospective application to all periods presented. The Plan adopted this guidance for the year ended December 31, 2010 and has reclassified participant loans from investments to notes receivable from participants as of December 31, 2009 in the statements of net assets available for benefits.

F.	Investment Valuation and Income Recognition

Investments are reported at fair value, which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements. Valuations of the Plan assets are generally made every business day. Net appreciation in fair value of investments includes realized gains and losses on investments sold during the year and unrealized appreciation (depreciation) of investments held at year-end. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

The Plan is invested in the Reliance Trust Company Stable Value Fund Collective Investment Trust (“Reliance Investment Trust”), which invests solely in the MetLife Group Annuity Contract (the “Contract”). The Contract is a guaranteed investment contract.

PROSPERITY BANCSHARES, INC. 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2010 AND 2009

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

F.	Investment Valuation and Income Recognition (Continued)

Investment contracts held by defined contribution plans are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits present the fair value of the investment contract as well as the adjustment of the fully benefit- responsive investment contract from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

G.	Administrative Expenses

Fees and expenses incurred in the administration of the Plan, to the extent not paid by the Bank, are charged to and paid from the Plan’s assets.

NOTE 3 - FAIR VALUE MEASUREMENTS

The Plan utilizes the provisions of ASC 820, Fair Value Measurements and Disclosures, with respect to its investments. ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. ASC 820 establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

•	Level 1 - Quoted prices in active markets for identical assets or liabilities.

•

Level 2 - Inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

•

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2010 and 2009.

Prosperity Bancshares, Inc. Common Stock: Common stock is valued at the closing price reported on the active market on which the individual security is traded.

PROSPERITY BANCSHARES, INC. 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2010 AND 2009

NOTE 3 - FAIR VALUE MEASUREMENTS (CONTINUED)

Mutual Funds: Investments in registered investment companies are stated at fair value based upon quoted market prices of the net asset value of shares held by the Plan at year-end.

Collective Investment Trust: The Plan’s investment in the Reliance Investment Trust is valued at the fair value of the Contract as determined by Metropolitan Life Insurance Company (“MetLife”) based on prices of the underlying investments in MetLife separate accounts. MetLife guarantees that the rate will never be less than zero. MetLife’s estimated value of the guarantee is presented as a wrapper. The fair value of the wrapper is determined by the discounted revenue method, being 15 basis points of the guaranteed value over five years discounted by the LIBOR swap curve. If a participating plan terminates participation in the trust, the lesser of the guaranteed (contract) value or the fair value will be received.

Money Market Funds: Money market funds are valued at carrying value which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair values of certain financial instruments could result in different fair value measurements at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of:

	December 31, 2010
	Level 1	Level 2	Level 3	Total
Prosperity Bancshares, Inc. common stock	$21,359,128	$—	$—	$21,359,128
Mutual funds
Foreign Large Blend	2,686,925			2,686,925
Intermediate-Term Bond	3,903,028			3,903,028
Large Blend	5,001,682			5,001,682
Large Growth	4,688,873			4,688,873
Large Value	1,827,014			1,827,014
Mid-Cap Blend	1,273,326			1,273,326
Moderate Allocation	1,642,070			1,642,070
Short-Term Bond	1,054,948			1,054,948
Small Growth	1,400,704			1,400,704
Small Value	1,958,917			1,958,917
World Allocation	2,618,500			2,618,500
World Stock	4,883,098			4,883,098
Collective investment trust			4,437,304	4,437,304
Money market funds	11,074,982			11,074,982

TOTAL INVESTMENTS, at fair value	$65,373,195	$—	$4,437,304	$69,810,499

PROSPERITY BANCSHARES, INC. 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2010 AND 2009

NOTE 3 - FAIR VALUE MEASUREMENTS (CONTINUED)

	December 31, 2009
	Level 1	Level 2	Level 3	Total
Prosperity Bancshares, Inc. common stock	$21,093,369	$—	$—	$21,093,369
Mutual funds
Foreign Large Blend	2,631,273			2,631,273
Intermediate-Term Bond	2,548,378			2,548,378
Large Blend	4,119,428			4,119,428
Large Growth	4,158,815			4,158,815
Large Value	1,521,304			1,521,304
Mid-Cap Blend	979,411			979,411
Moderate Allocation	1,222,418			1,222,418
Short-Term Bond	790,083			790,083
Small Growth	1,143,676			1,143,676
Small Value	1,346,120			1,346,120
World Allocation	2,438,571			2,438,571
World Stock	4,443,933			4,443,933
Collective investment trust			3,369,267	3,369,267
Money market funds	10,906,694			10,906,694

TOTAL INVESTMENTS, at fair value	$59,343,473	$—	$3,369,267	$62,712,740

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2010:

Collective Investment Trust
Balance, beginning of year	$3,369,267
Interest credited	121,652
Unrealized gains relating to instruments still held at the reporting date	140,570
Purchases, sales, issuances and settlements, net	805,815

Balance, end of year	$4,437,304

PROSPERITY BANCSHARES, INC. 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2010 AND 2009

NOTE 4 - INVESTMENTS

At December 31, 2010 and 2009, all investments of the Plan were participant-directed. The following presents investments that represent five percent (5%) or more of the Plan’s net assets available for benefits at year-end:

	December 31,
	2010	2009
Prosperity Bank Money Mkt.*	$11,027,786	$10,902,130
Prosperity Bancshares Inc. Common Stock*	21,359,128	21,093,369
Reliance Investment Trust **	4,437,304	3,369,267
PIMCO Total Return Fund	3,903,028

*	Indicates party-in-interest.
**	Includes adjustment to contract value of $(14,769) and $125,801 for interest in collective investment trust relating to fully benefit-responsive investment contract in 2010 and 2009, respectively.

The following table presents the net appreciation (depreciation) (including investments bought, sold and held during the year) in value for each of the Plan’s investment categories for the year ended December 31, 2010:

Mutual funds	$2,470,681
Prosperity Bancshares, Inc. common stock	(563,235)

$1,907,446

NOTE 5 - CREDIT RISK

The Plan provides for various investment options of stocks, mutual funds, fixed income securities, and other investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the statements of net assets available for benefits and the amounts reported in participant accounts.

NOTE 6 - TAX STATUS

The Plan adopted a prototype nonstandardized profit sharing plan with CODA established by Alliance Benefit Group of Houston Inc. The prototype plan sponsor obtained a favorable opinion letter dated January 31, 2006. According to the prototype plan, the Plan’s assets are qualified pursuant to Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the Plan’s income is exempt from income taxes. Various changes related to the operation of the Plan have been made to the Plan document. The Plan has not requested a determination letter from the IRS, but the Bank believes the Plan qualifies and operates as designed. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010 and 2009, there are no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

PROSPERITY BANCSHARES, INC. 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2010 AND 2009

NOTE 7 - PARTY-IN-INTEREST TRANSACTIONS

The Plan allows transactions with certain parties who may perform services or have fiduciary responsibilities to the Plan, including the Bank. Certain Plan investments are shares of various investments that are owned and managed by TD Ameritrade Trust Company (“TDATC”), who has been designated as trustee. The Plan invests in common stock of the Bank and issues loans to participants, which are secured by the balances in the participants’ accounts. These transactions qualify as party-in-interest transactions. There have been no known prohibited transactions with parties-in-interest.

NOTE 8 - RECONCILIATION OF FINANCIAL STATEMENTS TO SCHEDULE H OF FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Schedule H of the Form 5500 as of December 31:

	2010	2009
Net assets available for benefits per the financial statements	$71,882,636	$64,738,872
Including: adjustment to contract value for fully benefit-responsive investment contract	14,769	(125,801)

NET ASSETS AVAILABLE FOR BENEFITS PER THE FORM 5500	$71,897,405	$64,613,071

The following is a reconciliation of net increase in net assets available for benefits per the financial statements for the year ended December 31, 2010 to the Form 5500:

Net increase in net assets available for benefits per the financial statements	$7,143,764
Add: change in adjustment to Plan earnings for the contract value of fully benefit-responsive investment contract	140,571

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS PER THE FORM 5500	$7,284,335

SUPPLEMENTAL SCHEDULE

PROSPERITY BANCSHARES, INC. 401(k) PROFIT SHARING PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2010

EIN: 74-2331986

Plan No. 001

(a) Party- in- Interest	(b) Identity of Issue or Issuer	(c) Description of Investment	(d) Cost		(e) Current Value
*	TD Bank USA MMDA	Money Market	*	*	$47,196
*	Prosperity Bank Money Mkt.	Money Market	*	*	11,027,786
*	Prosperity Bancshares, Inc.	Common Stock	*	*	21,359,128
	Allianz NFJ SmallCap Value Fund A	Mutual Fund	*	*	1,958,917
	Am. Funds Cap.World Gro. & Inc. Fund	Mutual Fund	*	*	3,420,334
	Am. Funds Wash. Mutual Fund A	Mutual Fund	*	*	884,227
	American Funds AMCAP Fund A	Mutual Fund	*	*	981,648
	American Funds American Balanced A	Mutual Fund	*	*	1,642,070
	American Funds American Mutual Fund A	Mutual Fund	*	*	942,786
	American Funds Capital Income Builder A	Mutual Fund	*	*	2,618,500
	American Funds EuroPacific Growth A	Mutual Fund	*	*	2,686,925
	American Funds Funda. Investors A	Mutual Fund	*	*	2,483,635
	American Funds Growth Fund of America A	Mutual Fund	*	*	3,472,259
	American Funds Income Fund of America A	Mutual Fund	*	*	1,328,698
	American Funds Intermediate Bond Fund A	Mutual Fund	*	*	1,054,948
	American Funds Invest. Co. of America	Mutual Fund	*	*	1,189,350
	American Funds New Perspective A	Mutual Fund	*	*	1,462,764
	Calvert Equity Portfolio Fund	Mutual Fund	*	*	234,966
	Invesco Mid Cap Core Equity Fund A	Mutual Fund	*	*	1,273,326
	Reliance Trust Company Stable Value Fund Collective Investment Trust	Collective Investment Trust	*	*	4,437,304
	PIMCO Total Return Fund A	Mutual Fund	*	*	3,903,028
	Sentinel Small Company Fund A	Mutual Fund	*	*	1,400,704

					69,810,499
*	Participant Loans	Interest rate range:
		4.25% to 10.50% with varying maturity dates	0		2,084,281

					$71,894,780

*	A party-in-interest defined by ERISA.
**	Cost information is omitted, as these accounts are participant directed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Prosperity Bancshares, Inc. 401(k) Profit Sharing Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

June 29, 2011	Prosperity Bancshares, Inc. 401(k) Profit Sharing Plan

/s/ Michael Harris
Michael Harris
Executive Vice President and Cashier, Prosperity Bank

INDEX TO EXHIBITS

Exhibit No.	Description

23.1	Consent of Melton & Melton, L.L.P., Independent Registered Public Accounting Firm

23.2	Consent of Briggs & Veselka Co., Independent Registered Public Accounting Firm